UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K

_________________

Report Of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the quarter ended September 30, 2005

Commission File Number: 0-28542

ICTS International N.V.
(Translation of registrant’s name into English)

Biesbosch 225, 1181 JC
Amstelveen, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Note: Regulation S-T Rule101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Note: Regulation S-T Rule101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s home country), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

ICTS INTERNATIONAL N.V
CONSOLIDATED BALANCE SHEETS
(Unaudited)

        September 30,    December 31,
         2005                 2005
_____________________
        (U.S.$ in thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 2,041	$ 3,426
Restricted cash and short-term investments	3,500	4,773
Accounts receivable - trade	12,016	11,972
Other current assets	4,742	4,497

Total current assets	22,299	24,668
INVESTMENTS:
Investment in associated companies	4,176	3,975
Deferred income taxes	0	3
Other investment and long term receivables	652	7,118

	4,828	11,096
PROPERTY AND EQUIPMENT:
Cost	25,421	27,547
Less- accumulated depreciation	11,730	10,417

	13,691	17,130
GOODWILL	314	314
OTHER ASSETS AND INTANGIBLE ASSETS	1,616	1,754

	1,930	2,068

Total assets	$ 42,748	$ 54,962

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$ 5,069	$ 4,416
Current maturities of long-term loans	2,502	2,779
Account payable-trade	4,198	2,579
Accrued expenses and other liabilities	17,644	16,886

Total current liabilities	29,413	26,660
DEFERRED TAXES	0	20
ACCRUED SEVERANCE PAY	188	65
LONG-TERM DEBT, net of current maturities	627	6,711

Total long-term liabilities	815	6,796

SHAREHOLDERS' EQUITY
Share capital:
Common shares, par value-0.45 Euro per share,
17,000,000 shares authorized; 6,672,980 outstanding shares	3,605	3,605
Additional paid-in capital	20,234	19,670
Retained earnings (Accumulated deficit)	(2,908)	4,650
Accumulated other comprehensive loss	(7,512)	(5,520)

	13,419	22,405
Treasury stock, 144,880 common shares, at cost	(899)	(899)

	12,520	21,506

Total liabilities and shareholders' equity	$ 42,748	$ 54,962

ICTS INTERNATIONAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S.$ in thousands, except share and per share data)
(Unaudited)

                                                                 Three months ended       Three months ended         Nine months ended        Nine months ended
                                                                  September 30,2005        September 30, 2004        September 30,2005       September 30, 2004

Revenues                                                               $16,199                   $16,442                 $46,259                    $47,138
Cost of revenues                                                        14,943                    15,896                  43,759                     44,602
                                                                       _______                   _______                 _______                    _______
Gross profit                                                             1,256                       546                   2,500                      2,536
    Impairment of assets and goodwill                                                                                                                          6,861
    Impairment and amortization of intangible assets                        53                        62                     177                        186
Selling, general and administrative expenses                             3,448                     3,655                   8,638                      8,952
                                                                       _______                   _______                 _______                    _______
Operating loss                                                          (2,245)                   (3,171)                 (6,315)                   (13,463)
Interest and other financial income                                        342                       332                     752                        530
Interest and other financial expense                                      (841)                     (286)                 (1,995)                      (936)
Exchange rate differences                                                   29                       (28)                    411                         (8)
Other income (expense), net                                                 99                      (177)                     99                       (285)
                                                                       _______                   _______                 _______                    _______
Loss before income taxes                                                (2,616)                   (3,330)                 (7,048)                   (14,162)
Income taxes                                                              (356)                      143                    (453)                       447
                                                                       _______                   _______                 _______                    _______
Loss from operations of the company and its subsidiaries                (2,972)                   (3,187)                 (7,501)                   (13,715)
Share in profits (losses) of associated companies                         (201)                      137                     (57)                    (1,525)
                                                                       _______                   _______                 _______                    _______
Net loss                                                               $(3,173)                  $(3,050)                $(7,558)                  $(15,240)
                                                                       _______                   _______                 _______                    _______
                                                                       _______                   _______                 _______                    _______
Other comprehensive income (loss):
   Translation adjustments                                                  48                      (80)                  (1,619)                      (540)
   Unrealized gain (loss) on marketable securities                         143                       89                      373)                      (368)
                                                                       _______                  ________                 _______                    _______
Other comprehensive income (loss)                                          191                        9                   (1,992)                      (908)
                                                                       _______                  ________                 _______                    _______
Comprehensive  loss                                                    $(2,982)                 $(3,041)                 $(9,550)                  $(16,148)
                                                                       _______                   _______                 _______                    _______
                                                                       _______                   _______                 _______                    _______

Loss per Common Share - basic                                           $(0.49)                  $(0.47)                  $(1.16)                    $(2.34)
                                                                       _______                  _______                  _______                    _______
                                                                       _______                  _______                  _______                    _______
Loss per Common Share - assuming dilution                               $(0.49)                  $(0.47)                  $(1.16)                    $(2.34)
                                                                       _______                  _______                  _______                    _______
                                                                       _______                  _______                  _______                    _______
Weighted average of common shares
      Outstanding                                                    6,528,100                6,528,100                6,528,100                  6,520,600
      Diluted                                                        6,528,100                6,528,100                6,528,100                  6,520,600

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              ICTS INTERNATIONAL N.V.
                                                              (Registrant)

                                                              By: /s/ Avraham Dan
                                                              Avraham Dan, Managing Agent

Dated: January 10, 2006

CERTIFICATIONS

I, Avraham Dan, certify that:

1.	I have reviewed this quarterly report on Form 6-K of ICTS International N.V. for the period ending September 30, 2005;

2.

Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.

Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a.        designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b. evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c. presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

    a.        all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:January 10, 2006

By:/s/ Avraham Dan
Avraham Dan, Managing Agent

CERTIFICATION

In connection with the quarterly report of ICTS International, N.V. (the “Company”) on Form 6-K for the period ending September 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Avraham Dan, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

ICTS INTERNATIONAL, N.V.

By: /s/ Avraham Dan
Avraham Dan, Chief Executive Officer

Dated: January 10, 2006

CERTIFICATIONS

I, Benny Barzilay, certify that:

1.	I have reviewed this quarterly report on Form 6-K of ICTS International N.V. for the period ending September 30, 2005;

2.

Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.

Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a.        designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b. evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c. presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

    a.        all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:January 10, 2006

By: /s/ Benny Barzilay
Benny Barzilay

CERTIFICATION

        In connection with the quarterly report of ICTS International, N.V. (the “Company”) on Form 6-K for the period ending September 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Benjamin Barzilay, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

    (1)        The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

    (2)        The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

ICTS INTERNATIONAL, N.V.

By: /s/ Benjamin Barzilay
BenjaminBarzilay, Chief Financial Officer

Dated: January 10, 2006